UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Nexxen International Ltd.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary Shares, Par Value NIS 0.02 Per Share
(Title of Class of Securities)

M8T80P204
(CUSIP Number of Class of Securities)

Amy Rothstein
Chief Legal Officer
Nexxen International Ltd.
100 Redwood Shores Parkway, 3rd Floor
Redwood City, California 94065
(425) 279-1222

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

Copies to:

James J. Masetti, Esq.
Christina F. Pearson, Esq.
Laura McDaniels, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2550 Hanover Street
Palo Alto, California 94304
(650) 233-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to Schedule TO (together with any exhibits and annexes attached hereto, this “Amendment No. 2”), is filed by Nexxen International Ltd., a company organized under the laws of Israel (the “Company”), and amends and supplements the Tender Offer Statement on Schedule TO filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 2, 2025, as amended by Amendment No. 1 filed with the SEC on May 8, 2025 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to an offer by the Company to cancel certain outstanding options to purchase the Company’s ordinary shares held by eligible employees of the Company and its subsidiaries in exchange for a cash payment (the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Cancel Eligible Options for Cash dated May 1, 2025 (the “Offering Memorandum”), filed as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference.

This Amendment No. 2 is being filed to reflect certain updates as described below. Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO and the Offer.

Amendments to the Schedule TO

Item 10. Financial Statements.

(a) Financial Information.

Not applicable.

(b) Pro Forma Information.

Not applicable.

Amendments to the Offering Memorandum

The Offering Memorandum and the corresponding Items of the Schedule TO into which such information is incorporated by reference are hereby amended as follows:

Offering Memorandum – Section 2. Purpose of the Offer

Page 15 of the Offering Memorandum is amended and supplemented by adding the following after the third paragraph:

In deciding whether to tender your Eligible Option grants pursuant to the Offer, you should understand that we evaluate acquisitions or investments in the ordinary course of business on an ongoing basis. At any given time, we may be reviewing one or more of these transactions. These transactions may be announced or completed in the ordinary course of business during the pendency of this Offer, but there can be no assurance that a transaction will be available to us or that we will choose to take advantage of any such transaction. If we enter into a transaction, such as a merger or similar transaction, that could result in a change in control of the Company, we reserve the right, in the event of a merger or similar transaction, to take any actions we deem necessary or appropriate to complete a transaction that our board of directors believes is in the best interest of the Company and our shareholders. As a result of any such transaction, our cash position, assets, or capital structure could change, or the percentage ownership of our shareholders could be significantly diluted, and where such a transaction results in the Company’s issuance of additional securities, these newly issued securities may have rights, preferences or privileges senior to those of existing shareholders. Any of these events, among others, could materially impact the value of your Eligible Options.

Subject to the foregoing and except as otherwise disclosed in the Offer to Exchange, in our filings with the SEC or in other public disclosure, as of the date hereof, we have no plans, proposals or negotiations (although we often consider such matters in the ordinary course of our business and intend to continue to do so in the future) that relate to or would result in any of the following:

•	any extraordinary corporate transaction, such as a material merger, reorganization or liquidation, involving the Company;

•	any purchase, sale or transfer of a material amount of our assets;

•	any material change in our board of directors, including any plans to change the number or term of the Company’s directors;

•	any other material change in our corporate structure or business;

•	Our Ordinary Shares not being traded on a national securities exchange;

•	Our Ordinary Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•	the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

•
the acquisition by any person of any of the Company’s securities or the disposition of any of the Company’s securities, other than in the ordinary course of business or pursuant to existing options or other rights; or

•	any change in our articles of association, or any actions that may impede the acquisition of control of the Company by any person.

Offering Memorandum – Section 4. Procedures for Tendering Your Eligible Options

Page 17 of the Offering Memorandum is amended and supplemented by replacing the second paragraph with the following:

Making Your Election. To participate in the Offer, you must tender Eligible Options before the Offer Termination Date. To tender your Eligible Options, you must go online to the Offer Website https://www.computersharecas.com/nexxen and complete an online election form to confirm your election to participate in the Offer. We will make computer and Internet access available at our office locations to any Eligible Participant who does not have Internet access.

Offering Memorandum – Section 5. Withdrawal Rights; Change in Election

Page 18 of the Offering Memorandum is amended and supplemented by replacing the first through fifth paragraphs with the following:

You may withdraw your election only by following the procedures described in this Section 5.

To withdraw your election to tender your Eligible Options in the Offer, you must go to the Offer Website at https://www.computersharecas.com/nexxen and change your election to participate. We will make computer and Internet access available at our office locations to any Eligible Participant who does not have Internet access.

If you do not withdraw before 11:59 p.m. Eastern Time on May 30, 2025 (or, if we extend the Offer period, a later date will be specified), your change in or withdrawal from your election to tender Eligible Options will not be given effect. In addition, under U.S. securities laws, you may withdraw any Eligible Options you elected to tender pursuant to the Offer if after forty (40) business days after the commencement of the Offer, we have not accepted for payment all Eligible Options you elected to tender under the Offer. The date of the fortieth (40th) business day following the commencement of the Offer is June 27, 2025. Once you have withdrawn your election to tender your Eligible Options, you may re-elect to tender your Eligible Options only by again following the election procedure described in Section 4 of this document on or before the Offer Termination Date.

We will determine all questions as to the form and validity (including time of receipt) of withdrawals. Our determinations regarding these matters will be final and binding on all parties. Neither we nor any other person is obligated to give you notice of any errors in any withdrawal, and no one will be liable for failing to give notice of any errors.

Offering Memorandum – Section 7. Conditions of the Offer

Page 19 of the Offering Memorandum is amended and supplemented by replacing clause (e) under the third bullet point with the following:

(e)
any increase or decrease of greater than 33% of the market price of our Ordinary Shares that occurs during the Offer as measured from $10.07, which was the closing price of our Ordinary Shares on Nasdaq on May 1, 2025.

Offering Memorandum – Section 14. Extension of Offer; Termination; Amendment

Page 24 of the Offering Memorandum is amended and supplemented by replacing the second paragraph under the heading with the following:

We also expressly reserve the right, in our reasonable judgment, before the Offer Termination Date, to terminate or amend this Offer and to postpone our acceptance and cancellation of any options tendered for cancellation upon the occurrence of any of the conditions specified in Section 7 by giving written notice of such termination, amendment or postponement to the Eligible Participants and making a public announcement, including electronically posted or delivered notices. Our reservation of the right to delay our acceptance and cancellation of options tendered for cancellation is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the options tendered for cancellation promptly after termination or withdrawal of an offer.

Offering Memorandum – Section 17. Additional Information

Page 26 of the Offering Memorandum is amended and supplemented by replacing the second and third paragraphs with the following:

We recommend that, in addition to the Schedule TO, including its exhibits, this Offer and the Terms of Election, you review the following materials that we have filed with the SEC before making a decision on whether to accept the Offer:

1.	Our Annual Report on Form 20-F for the year ended December 31, 2024, filed on March 5, 2025, including all material incorporated by reference therein;

2.
Our Reports on Form 6-K, furnished to the Commission on January 2, 2025, January 6, 2025, January 13, 2025, January 21, 2025, January 27, 2025, February 3, 2025 (first), February 3, 2025 (second), February 6, 2025, February 10, 2025, February 18, 2025, and March 5, 2025; and

3.
The description of our Ordinary Shares set forth in Item 1 of our Registration Statement on Form 8-A/A (File No. 001-40504), filed on February 18, 2025, including any amendments or reports filed for the purpose of updating such description.

Our SEC filings are available to the public on the SEC’s website at www.sec.gov.  We also make available on or through our corporate website at https://investors.nexxen.com/financial-results/sec-filings, free of charge, copies of these reports as soon as reasonably practicable after we electronically file or furnish them to the SEC.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Cancel Eligible Options for Cash, dated May 1, 2025, as amended May 13, 2025

(a)(1)(B)*	Email to employees from Chief Executive Officer, sent on May 1, 2025

(a)(1)(C)*	Form of Announcement Email

(a)(1)(D)*	Election Terms and Conditions

(a)(1)(E)*	Form of Reminder Email

(a)(1)(F)*	Employee Presentation

(a)(1)(G)*	Email from Chief People Officer, sent on May 7, 2025

(b)	Not applicable

(d)(1)*
Nexxen International Ltd. Global Share Incentive Plan (2011), as amended (incorporated herein by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form F-20 (File No. 001-40504), filed with the SEC on March 5, 2025)

(d)(2)*
Nexxen International Ltd. 2017 Equity Incentive Plan, as amended (incorporated herein by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form F-20 (File No. 001-40504), filed with the SEC on March 5, 2025)

(d)(3)*	Form of Option Agreement under the Nexxen International Ltd. Global Share Incentive Plan (2011)

(d)(4)*	Form of Option Agreement under the Nexxen International Ltd. 2017 Equity Incentive Plan

(g)	Not applicable

(h)	Not applicable

107*	Filing Fee Table

* Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nexxen International Ltd.

Date: May 13, 2025	By:	/s/ Amy Rothstein
Chief Legal Officer